Exhibit 99.1
SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,
	2008	December 31,
	(Unaudited)	2007
ASSETS
Current assets:
Cash and cash equivalents	$1,402,660	$2,210,726
Money market funds — held in trust	232,153,251	232,923,020
Prepaid expenses and other current assets	28,153	79,978

Total current assets	233,584,064	235,213,724
Deferred acquisition costs	1,500,585	—

Total assets	$235,084,649	$235,213,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,553,625	$587,872
Amounts due to underwriter	5,468,679	5,407,142

Total current liabilities	7,022,304	5,995,014

Common stock subject to possible redemption - 8,084,999 shares at redemption value	80,849,990	80,849,990

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.0001 par value; authorized - 1,000,000 shares; issued — none	—	—
Common stock, $0.0001 par value; authorized - 89,000,000 shares; issued and outstanding - 28,600,000 shares, inclusive of 8,084,999 shares subject to possible redemption	2,860	2,860
Additional paid-in capital	146,926,405	146,924,982
Retained earnings	3,456,230	1,440,878
Shareholder distributions	(3,173,140)	—

Total shareholders’ equity	147,212,355	148,368,720

Total liabilities and shareholders’ equity	$235,084,649	$235,213,724

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

					Period from
					August 15, 2006
	Three		Six		(Inception) to
	Months Ended		Months Ended		June 30,
	June 30,		June 30,		2008
	2008	2007	2008	2007	(Cumulative)
Operating expenses	$(136,945)	$(405)	$(596,708)	$(675)	$(1,046,322)
Interest income	1,057,078	2,213	2,612,060	5,989	4,516,638
Interest expense — shareholders	—	(4,497)	—	(8,813)	(14,086)

Net income (loss)	$920,133	$(2,689)	$2,015,352	$(3,499)	$3,456,230

Net income (loss) per common share —
Basic	$0.03	$(0.00)	$0.07	$(0.00)

Diluted	$0.02	$(0.00)	$0.05	$(0.00)

Weighted average common shares outstanding —
Basic	28,600,000	5,500,000	28,600,000	5,987,540

Diluted	41,148,398	5,500,000	40,867,846	5,987,540

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM AUGUST 15, 2006 (INCEPTION) TO JUNE 30, 2008

			Additional	Retained		Total
	Common Stock		Paid-in	Earnings	Shareholder	Shareholders’
	Shares	Amount	Capital	(Deficit)	Distributions	Equity
Balance, August 15, 2006 (Inception)	—	$—	$—	$—	$—	$—
Sale of shares to founding shareholders at $0.0034 per share	7,264,893	726	24,274	—	—	25,000
Net loss for the period from August 15, 2006 (Inception) to December 31, 2006	—	—	—	(4,372)	—	(4.372)

Balance, December 31, 2006	7,264,893	726	24,274	(4,372)	—	20,628
Shares surrendered and cancelled	(1,764,893)	(176)	176	—	—	—
Sale of shares and warrants in private placement and public offering, net of offering costs of $18,062,268	23,100,000	2,310	227,350,422	—	—	227,352,732
Sale of underwriter’s purchase option	—	—	100	—	—	100
Capital contributed by founding shareholders	—	—	400,000	—	—	400,000
Shares reclassified to “Common stock subject to possible redemption”	—	—	(80,849,990)	—	—	(80,849,990)
Net income for the year ended December 31, 2007	—	—	—	1,445,250	—	1,445,250

Balance, December 31, 2007	28,600,000	2,860	146,924,982	1,440,878	—	148,368,720
Adjustment to offering costs	—	—	1,423	—	—	1,423
Net income for the six months ended June 30, 2008 (Unaudited)	—	—	—	2,015,352	—	2,015,352
Distributions paid to public shareholders (Unaudited)	—	—	—	—	(3,173,140)	(3,173,140)

Balance, June 30, 2008 (Unaudited)	28,600,000	$2,860	$146,926,405	$3,456,230	$(3,173,140)	$147,212,355

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

			Period from
			August 15, 2006
	Six Months Ended		(Inception) to
	June 30,		June 30, 2008
	2008	2007	(Cumulative)
Net income (loss)	$2,015,352	$(3,499)	$3,456,230
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in —
Prepaid expenses and other current assets	51,825	15,000	(28,153)
Increase (decrease) in —
Accounts payable and accrued expenses	(212,476)	(3,500)	(53,641)
Accrued interest payable to shareholders	—	8,813	—

Net cash provided by operating activities	1,854,701	16,814	3,374,436

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	(3,670,268)	—	(5,548,646)
Withdrawals from trust account	4,501,574	—	4,501,574
Payment of acquisition costs	(320,933)	—	(320,933)
Funds placed in trust account from offerings	—	—	(231,000,000)

Net cash provided by (used in) investing activities	510,373	—	(232,368,005)

Cash flows from financing activities:
Proceeds from initial sale of common stock	—	—	25,000
Gross proceeds from private placement	—	—	14,415,000
Gross proceeds from public offering	—	—	231,000,000
Distribution to public shareholders	(3,173,140)	—	(3,173,140)
Payment of offering costs	—	(270,843)	(11,870,731)
Proceeds from underwriter’s purchase option	—	—	100
Proceeds from shareholders loans	—	—	350,000
Repayment of shareholders loans	—	—	(450,986)
Advances from shareholders, net	—	25,000	100,986

Net cash provided by (used in) financing activities	(3,173,140)	(245,843)	230,396,229

Net increase (decrease) in cash	(808,066)	(229,029)	1,402,660
Cash at beginning of period	2,210,726	355,938	—

Cash at end of period	$1,402,660	$126,909	$1,402,660

Cash paid for:
Interest	$—	$—	$14,086

Supplemental disclosure of non-cash financing activities:
Capital contributed by founding shareholders in the form of legal fees paid	$—	$—	$400,000

Increase in accrued offering costs and placement fees	$—	$430,816	$5,791,537

Increase in accrued acquisition costs	$1,179,652	$—	$1,179,652

Shareholder advances converted to notes payable	$—	$100,986	$100,986

Common stock subject to possible redemption	$—	$—	$80,849,990

Par value of common stock surrendered and cancelled	$—	$176	$176

Fair value of unit purchase option issued to underwriters	$—	$—	$7,390,000

See accompanying notes to condensed consolidated financial statements.

SEANERGY MARITIME CORP. AND SUBSIDIARY
(a corporation in the development stage)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months and Six Months Ended June 30, 2008 and 2007
     1.  Basis of Presentation
          The condensed consolidated financial statements of Seanergy Maritime Corp. (the “Company”) at June 30, 2008, for the three months ended June 30, 2008 and 2007, the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative), are unaudited. In the opinion of management, all adjustments (including normal recurring accruals) have been made that are necessary to present fairly the financial position of the Company as of June 30, 2008 and the results of its operations for the three months ended June 30, 2008 and 2007, the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative), and its cash flows for the six months ended June 30, 2008 and 2007, and for the period from August 15, 2006 (inception) to June 30, 2008 (cumulative). Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full fiscal year. The condensed balance sheet at December 31, 2007 has been derived from the Company’s audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.
          The statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and other information included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission.
     2. Organization and Proposed Business
          Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. The Company changed its name to Seanergy Maritime Corp. on February 20, 2007.
          At June 30, 2008, the Company had not yet commenced any business operations and was therefore considered a “corporation in the development stage”. All activity through June 30, 2008 related to the Company’s formation and capital raising efforts and, subsequent to the Public Offering in September 2007, efforts to acquire an operating business, as described below. The Company is subject to the risks associated with development stage companies. The Company has selected December 31 as its fiscal year-end.
          The Company’s ability to acquire an operating business was contingent upon obtaining adequate financial resources through a private placement in accordance with Regulation S under the Securities Act of 1933, as amended (“Private Placement”) and a public offering (“Public Offering”, and together with the Private Placement, the “Offerings”), which are discussed in Note 4. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offerings, although substantially all of the net proceeds of the Offerings are intended to be generally applied toward consummating a business combination with an operating company. As used herein, a “target business” includes one or more operating businesses or assets in the maritime shipping industry, or related industries, or a combination thereof, and a “business combination” means the acquisition by the Company of such a target business.
          On January 4, 2008, the Company formed a new wholly owned subsidiary, Seanergy Merger Corp. (subsequently renamed Seanergy Maritime Holdings Corp.), under the laws of the Marshall Islands.

          On May 19, 2008, the Company determined that it now falls within the definition of a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended, because (i) the majority of its executive officers and directors are not United States citizens or residents, (ii) all of its assets are located outside of the United States, and (iii) the Company’s business is not administered principally in the United States.
          On May 20, 2008, the Company entered into definitive agreements pursuant to which it agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of common stock (subject to the Company meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels. On August 29, 2008, the Company completed the acquisition, through its wholly owned subsidiary, Seanergy Maritime Holdings Corp. (formerly Seanergy Merger Corp.) and its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. The Company took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handysize vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. The Company has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008. The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, the Company was permitted to borrow a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. Additional information with respect to this transaction is presented at Note 11.
     3. Summary of Significant Accounting Policies
Principles of Consolidation
          The accompanying condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Seanergy Maritime Holdings Corp. All intercompany balances and transactions have been eliminated in consolidation.
Cash Equivalents and Concentrations of Credit Risk
          The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
          The Company maintains its non-trust cash and cash equivalent accounts with a financial institution located in Greece. The balances in such accounts are insured by the Central Bank of Greece up to 20,000 Euros (approximately $31,600 at June 30, 2008). At June 30, 2008, the Company’s uninsured non-trust cash balance amounted to approximately $1,371,000.
          The Company maintains its cash and cash equivalent accounts held in trust with a financial institution located in London, England. Such cash and cash equivalents held in trust may, at times, exceed insured limits. The Company maintains its cash and cash equivalents held in trust with financial institutions with high credit ratings.
Income Taxes
          The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes.
          In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a material effect on the Company’s condensed consolidated financial statements.
          For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its Public Shareholders on a pro rata basis (see Note 4). The Company anticipates that substantially all of the funds in the trust account will be invested in tax exempt money market accounts that will generate income, which generally should be exempt from United States federal income tax.
Earnings Per Share
          The Company computes earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.
          The calculation of net income (loss) per common share is summarized below. The calculation of diluted weighted average common shares outstanding for the three months and six months ended June 30, 2008 is based on the average of the closing price of the Company’s common stock as quoted on the American Stock Exchange.

	Three		Six
	Months Ended		Months Ended
	June 30,		June 30
	2008	2007	2008	2007

Basic:
Net income (loss)	$920,133	$(2,689)	$2,015,352	$(3,499)
Weighted average common shares outstanding	28,600,000	5,500,000	28,600,000	5,987,540

Net income (loss) per common share — basic	$0.03	$(0.00)	$0.07	$(0.00)

Diluted:
Net income (loss)	$920,133	$(2,689)	$2,015,352	$(0.00)
Weighted average common shares outstanding	28,600,000	5,500,000	28,600,000	5,987,540
Effect of dilutive warrants	12,548,398	—	12,267,846	—
Diluted weighted average common shares outstanding	41,148,398	5,500,000	40,867,846	5,987,540

Net income (loss) per common share — diluted	$0.02	$(0.00)	$0.05	(0.00)

          At June 30, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 41,116,667 shares of common stock, as follows, of which options to acquire 2,000,000 shares were anti-dilutive at such date.

Insiders warrants	16,016,667
Public warrants	23,100,000
Underwriters purchase option	2,000,000

Total	41,116,667

Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
          The carrying amounts of cash and cash equivalents, cash held in trust, prepaid expenses, accounts payable, accrued expenses, due to underwriter, due to shareholders and notes payable to shareholders approximate their respective fair values, due to the short-term nature of these items and the current interest rates payable in relation to current market conditions.
Share-Based Payments
          The Company accounts for share-based payments pursuant to SFAS No. 123R, “Share-Based Payments”. SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on August 15, 2006 (Inception) and expects that it could have a material impact on the Company’s condensed consolidated financial statements to the extent that the Company grants stock-based compensation in future periods.
Foreign Currency Translation
          The Company’s reporting currency is the United States dollar. Although the Company maintains a cash account with a bank in Greece, it is denominated in United States dollars, and most of the Company’s expenditures to date have been denominated in United States dollars. Accordingly, the Company has designated its functional currency as the United States dollar.
          For amounts not initially designated in United States dollars, asset and liability accounts are translated using the exchange rate in effect at the balance sheet date, and statement of operations accounts are translated using the average exchange rate for each quarterly reporting period.
          Gains or losses resulting from translation adjustments, which to date have not been material, are included in operating expenses in the statement of operations.
Adoption of New Accounting Policies
          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. The Company adopted SFAS No. 157 on January 1, 2008.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. The Company adopted SFAS No. 159 on January 1, 2008.
          The adoption of SFAS No. 157 and SFAS No. 159 on January 1, 2008 did not have any effect on the Company’s financial statement presentation or disclosures.
Recent Accounting Pronouncements
          In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 141(R) will affect how the Company accounts for a business combination concluded after December 31, 2008.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. Early adoption is prohibited. The Company does not currently anticipate that the adoption of SFAS No. 160 will have any impact on its financial statement presentation or disclosures.
          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of SFAS No. 161 will have any impact on its financial statement presentation or disclosures.
     4. Private Placement and Public Offering
          On September 28, 2007, the Company, pursuant to its Public Offering, sold 23,100,000 units, which included 1,100,000 units exercised pursuant to the underwriters’ over-allotment option, at a price of $10.00 per unit. Each unit consisted of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.50 per share commencing the later of the completion of a business combination with a target business or one year from the effective date of the Public Offering and expires on September 28, 2011, four years from the date of the offering prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $14.25 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given. Pursuant to the terms of the warrant agreement governing the warrants, in no event will a warrant holder be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly, the warrants may never be redeemed and could expire unexercised since a valid registration statement covering the underlying shares of common stock is required in either case, because there is no net-cash settlement. The underwriters did not exercise any of the remaining units as part of their over-allotment option. The common stock and warrants included in the units began to trade separately on October 26, 2007.
          The Company agreed to pay the underwriters in the Public Offering an underwriting discount of 3.75% of the gross proceeds, and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 2.25% of the gross proceeds. With respect to units sold pursuant to the underwriters’ over-allotment option, the underwriters received an underwriting discount of 2.25% of the gross proceeds, and upon the consummation of a business combination the underwriters will receive an additional contingent underwriting discount equal to 3.75% of the gross proceeds. With respect to the 23,100,000 units sold on September 28, 2007, the total contingent underwriting discount was $5,362,500. As of June 30, 2008, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $106,179 of accrued interest, as described at Note 9. At December 31, 2007, the amount due to underwriter consisted of the total contingent underwriting discount of $5,362,500, plus $44,642 of accrued interest.
          Pursuant to the underwriting agreement, the Company also paid a 1.0% non-accountable expense allowance, and issued a unit purchase option to Maxim, for $100, to purchase up to a total of 1,000,000 units at $12.50 per unit. Pursuant to the terms of the unit purchase option, under no circumstances will the Company be required to net-cash settle the exercise of the Unit Purchase Option or the underlying warrants. This would be applicable in the event that the Company is not in compliance with its obligation to register and maintain a current registration statement under the Securities Act of 1933, as amended, with respect to the underlying shares of common stock. Accordingly the underlying warrants may never be redeemed and could expire unexercised as a current registration statement covering the underlying shares of common stock is required in either case. Because there is no net-cash settlement, the Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as a cost of the Public Offering, resulting in a charge directly to shareholders’

equity. The Company estimates that the fair value of this unit purchase option is approximately $7,390,000 ($7.39 per unit) using a Black- Scholes option-pricing model. The fair value of the unit purchase option granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 100.0%, (2) risk-free interest rate of 5.0%, and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying securities) to exercise the unit purchase option without the payment of any cash. The warrants underlying such units will be exercisable at $6.50 per share.
          On September 28, 2007, the closing date of the Offerings, 100% of the proceeds of the Public Offering, which consisted of $231,000,000, including $5,362,500 of contingent underwriting compensation, which will be paid to Maxim if a business combination is consummated, but which will be forfeited in part if the public shareholders elect to have their shares redeemed for cash and in full if a business combination is not consummated, was placed in a trust account at Deutsche Bank Trust Company Americas maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Trust Account”), and invested until the earlier of (i) the consummation of the Company’s first business combination or (ii) the liquidation of the Company. In the event that the over-allotment option had been exercised in full, the first quarterly interest distribution to the public shareholders following the closing of the over-allotment would have been reduced by $742,500 to permit the Company to draw down from the interest earned on the proceeds in the Trust Account of $742,500 to replace the $742,500 of the costs and expenses incurred and paid in connection with the exercise of the over-allotment option, in order to ensure that at all times there was a minimum of $10.00 per unit held in the Trust Account. On September 28, 2007, one-third of the over-allotment option was exercised, as a result of which the Company was only permitted to draw down one-third of the $742,500, or $247,500, from the interest earned on the proceeds in the Trust Account. The expenses that the Company may incur prior to consummation of a business combination may only be paid from the net proceeds of the Public Offering and the Private Placement not held in the Trust Account, which initially was $3,000,000, subject to the Company’s ability to draw down an additional $247,500 of interest earned on the Trust Account as described above.
          On September 28, 2007, and prior to the consummation of the Public Offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. All insider warrants issued in the Private Placement are identical to the warrants in the units sold in the Public Offering, except that: (i) subject to certain limited exceptions, none of the warrants are transferable or saleable until after the Company completes a business combination; (ii) the warrants are not subject to redemption if held by the initial holders thereof; and (iii) the warrants may be exercised on a cashless basis if held by the initial holders thereof. A portion of the proceeds from the sale of these insider warrants has been added to the proceeds from the Public Offering held in the Trust Account pending the completion of the Company’s initial business combination, with the balance held outside the Trust Account to be used for working capital purposes. No placement fees were payable on the warrants sold in the Private Placement. The sale of the warrants to management did not result in the recognition of any stock-based compensation expense because they were sold at approximate fair market value.
          Upon signing a definitive agreement for the acquisition of a target business, the Company was required to submit such transaction for shareholder approval. In the event that public shareholders owning 35.0% or more of the outstanding stock sold in the public offering voted against the business combination and elected to have the Company redeem their shares for cash, the business combination would not be consummated. All of the Company’s shareholders prior to the Offerings, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 5,500,000 founding shares of common stock in accordance with the vote of the majority of shares purchased in the Public Offering with respect to any business combination and to vote any shares they acquire in the Public Offering, or in the aftermarket, in favor of the business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable.
          With respect to the first business combination which is approved and consummated, any holder of shares sold in the Public Offering, other than the Initial Shareholders and their nominees (the “Public Shareholders”), who vote against the business combination can require that the Company redeem their shares. The per share redemption price will be equal to $10.00 per share (inclusive of a pro rata portion of the contingent underwriting compensation of $0.225 per share). Accordingly, Public Shareholders holding up to one share less than 35.0% of the aggregate number of shares sold in the Offerings, or 8,084,999 shares, can require that the Company redeem their shares in the event of a business combination.
          On September 24, 2007, the Company amended its Amended and Restated Articles of Incorporation and filed its Second Amended and Restated Articles of Incorporation to provide for mandatory liquidation of the Company on September 28, 2009. A proposal to amend this provision may only be submitted to shareholders in connection with any proposed Business Combination pursuant to the terms of the Second Amended and Restated Articles of Incorporation.
          On May 20, 2008, the Company entered into definitive agreements pursuant to which it agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of common stock (subject to the Company meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second-hand vessels and two newly-built vessels. On August 29, 2008, the Company completed the acquisition, through its wholly owned subsidiary, Seanergy Maritime Holdings Corp. and its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. The Company took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handysize vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. The Company has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008. The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, the Company was permitted to borrow a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. Additional information with respect to this transaction is presented at Note 11.
     5. Money Market Funds — Held in Trust
          On May 16, 2008, the Company instructed Continental Stock Transfer & Trust Company, the trustee of the Company’s Trust Account, to establish a new Trust Account at HSBC Bank Plc., the London affiliate of HSBC Bank, and to transfer the funds in the Company’s Trust Account from Deutsche Bank Trust Company Americas to the new HSBC trust account in London, England.
          Money market funds — held in trust at June 30, 2008 consist of an investment in the Lehman Brothers Tax-Exempt Portfolio with a market value of $232,153,251, and annualized tax-exempt yield of 1.58%.
          The Lehman Brothers Tax-Exempt Portfolio invests in high-quality, short-term municipal securities of state and local governments and their agencies located in any of the fifty states, the District of Columbia, Puerto Rico, and other U.S. territories and possessions denominated in United States dollars with ratings of Aaa (Moody’s Investor Services) and AAA/V1+ (Fitch Ratings). Most of the portfolio’s performance is dependent on credit quality and interest rates. The Lehman Brothers Tax-Exempt Portfolio is not covered by insurance.
          Money market funds — held in trust at December 31, 2007 consist primarily of an investment in the BlackRock MuniFund with a market value of $232,913,036, and an annualized tax-exempt yield 3.16%.
          The BlackRock MuniFund commenced operations on February 4, 1980, and invests in money market instruments: U.S. state and sub-division tax-exempt obligations with remaining maturities of less than 13 months, bonds rated AA, notes rated SP-1/MIG-1, and variable rate demand notes rated VMIG-1. Certain portions of this investment fund may not be covered by insurance.
     6. Notes Payable and Due to Shareholders
          On December 14, 2006, the Company issued a series of unsecured promissory notes totaling $350,000 to its Initial Shareholders. The notes bear interest at the rate of 4.0% per annum and were due and payable on the earlier of (i) December 14, 2007 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $11,219, were paid in full on September 28, 2007.
          Prior to December 31, 2006, three of the Company’s Initial Shareholders had advanced a total of $75,986 in cash and other expenditures to the Company on a non-interest bearing basis. On January 5, 2007, an additional $25,000 was advanced on a similar basis. On January 12, 2007, these advances were converted into unsecured promissory notes bearing interest at the rate of 4.0% per annum and made due and payable on the earlier of (i) January 12, 2008 or (ii) the date on which the Company consummated an initial public offering of its securities. The notes, including related accrued interest of $2,867, were paid in full on September 28, 2007.
     7. Common Stock
          The Company is authorized to issue 89,000,000 shares of its common stock with a par value $0.0001 per share. On October 31, 2006, the Company’s Initial Shareholders subscribed to 7,264,893 shares of common stock for a total of $25,000. All subscriptions were paid in full in November 2006.
          On February 20, 2007, an aggregate of 1,764,893 shares of common stock were surrendered to the Company for cancellation by the Initial Shareholders on a pro rata basis, thus reducing the common shares outstanding on such date to 5,500,000 shares.
          On July 6, 2007, the Company approved a resolution to effect a one and one-half-for-one stock split in the form of a stock dividend, which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; on August 6, 2007, the Company approved a resolution to effect a one and one-third-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 1,250,000 shares of the Company’s common stock to its shareholders; and on September 24, 2007, the Company approved a resolution to effect a one and one-tenth-for-one stock split in the form of a stock dividend which resulted in the issuance of an additional 500,000 shares of the Company’s common stock to its shareholders. The Company’s condensed consolidated financial statements and footnotes thereto give retroactive effect to all such stock splits.
          On September 28, 2007, the Initial Shareholders contributed $400,000 to the capital of the Company in the form of legal fees paid on the Company’s behalf.
     8. Preferred Stock
          The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
     9. Commitments and Contingencies
          Pursuant to the Company’s Second Amended and Restated Articles of Incorporation, the Company is required to make distributions to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust (less any taxes payable by the Company and exclusive of (i) up to $420,000 of interest earned on Maxim’s deferred underwriting compensation and (ii) up to an aggregate of $742,500 of interest income on the proceeds in the Trust Account that the Company was permitted to draw down in the event the over-allotment option was exercised in full) on a pro-rata basis to its public shareholders until the earlier of the consummation of a business combination or the Company’s liquidation. Please see Note 4 for further discussion regarding draw down on interest income.

          On January 2, 2008, the Company announced that it would pay its first quarterly distribution of $1,630,791, or $0.0706 per share, on January 15, 2008, to shareholders of record on January 9, 2008. The distribution consisted of interest earned on the Trust Account, less permitted adjustments for interest earned on the deferred underwriting commission of $44,642, and $247,500 relating to the over-allotment option.
          On April 1, 2008, the Company announced that it would pay its regular quarterly distribution for the three months ended March 31, 2008, in the amount of $1,542,349, or $0.0668 per share, on April 15, 2008, to shareholders of record on April 9, 2008. The distribution for the three months ended March 31, 2008 consisted of interest earned on the Trust Account, less a permitted adjustment for interest earned on the deferred underwriting commission of $36,653.
          On July 1, 2008, the Company announced that it would pay its regular quarterly distribution for the three months ended June 30, 2008, in the amount of $1,080,934, or $0.0468 per share, on July 15, 2008, to shareholders of record on July 9, 2008. The distribution for the three months ended June 30, 2008 consisted of interest earned on the Trust Account, less a permitted adjustment for interest earned on the deferred underwriting commission of $24,882.
          The Company was not permitted to proceed with a business combination if Public Shareholders owning 35.0% or more of the shares sold in the Public Offering voted against the business combination and exercised their redemption rights. Accordingly, the Company could effect a business combination if Public Shareholders owning up to one share less than 35.0% of the aggregate shares sold in the Public Offering exercise their redemption rights. Under such circumstances, the Company is required to redeem for cash up to 8,084,999 shares of common stock, at an expected initial per share redemption price of $10.00. However, the ability of shareholders to receive $10.00 per unit is subject to any valid claims by the Company’s creditors which are not covered by amounts held in the Trust Account or the indemnities provided by the Company’s officers and directors. The expected redemption price per share is greater than each shareholder’s initial pro rata share of the Trust Account of approximately $9.775 per share. Of the excess redemption price, approximately $0.225 per share represents a portion of the underwriters’ contingent fee, which they have agreed to forego for each share that is redeemed. Accordingly, the total deferred underwriting compensation payable to the underwriters in the event of a business combination would be reduced by approximately $0.225 for each share that is redeemed. The balance would be paid from proceeds held in the Trust Account, which are payable to the Company upon consummation of a business combination. Even if less than 35.0% of the shareholders exercise their redemption rights, the Company would not be able to consummate a business combination if such redemption left the Company with funds representing less than a fair market value at least equal to 80.0% of the amount in the Trust Account (excluding any deferred underwriting compensation plus interest thereon held for the benefit of Maxim) at the time of such acquisition, which amount was required as a condition to the consummation of the Company’s initial business combination, and the Company would therefore be forced to arrange additional financing to consummate such a business combination (or a different business combination) or to liquidate.
          On June 21, 2006, the Company engaged Maxim, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Securities and Exchange Commission, the Company has agreed to pay the representative for bona fide services rendered a commission equal to 5.0% of the exercise price for each warrant exercised more than one year after the date of the Public Offering if the exercise was solicited by the underwriters.
          The Company had agreed to pay to Balthellas Chartering S.A., a company controlled by Panagiotis Zafet, the Company’s former Co-Chairman of the Board of Directors and Chief Executive Officer, and Simon Zafet, the Company’s former Chief Operating Officer and a director, $7,500 per month for 24 months, for office space and reimbursement of general and administrative expenses, commencing on the date of the Public Offering and terminating upon the date the Company consummates a business combination or liquidates. The agreement was effectively terminated during May 2008.
          On May 23, 2007, the Company entered into a seven-month agreement, automatically renewable for an additional one year, for investor relations and financial media support services for a minimum monthly fee of $4,000 before a business combination, or $7,000 after a business combination.

     10. Registration Rights
          The holders of the Company’s 5,500,000 issued and outstanding shares immediately prior to the completion of the Public Offering and the holders of the warrants to purchase 16,016,667 shares of common stock acquired in the Private Placement are entitled to registration rights covering the resale of their shares and the resale of their warrants and shares acquired upon exercise of their warrants. The holders of the majority of these shares are entitled to make up to two demands that the Company register their shares, warrants and shares that they are entitled to acquire upon the exercise of warrants. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these shareholders have certain “piggyback” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any of the foregoing registration statements.
          In the event that a registration statement is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event will the Company be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised.
          The unit purchase option and its underlying securities have been registered under the registration statement for the Public Offering; however, the option also grants holders demand and “piggyback” registration rights for periods of five years and seven years, respectively, from the date of the Public Offering. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the option, other than underwriting commissions incurred and payable by the holders.
     11. Subsequent Events (Unaudited)
          On May 20, 2008, the Company entered into definitive agreements pursuant to which it agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of common stock (subject to the Company meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second-hand vessels and two newly-built vessels.
          Approval of the proposed acquisition required that a majority of the votes cast at the shareholders’ meeting be cast in favor of the proposed acquisition and that holders of fewer than 35% of Seanergy’s shares of common stock issued in the initial public offering (8,084,999 shares) voted against the proposed acquisition. On August, 26, 2008, shareholders of Seanergy approved the proposed acquisition, with holders of 6,514,175 shares voting against the proposed acquisition. Of the shareholders voting against the proposed acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.
          On August 29, 2008, the Company completed the acquisition, through its wholly owned subsidiary, Seanergy Maritime Holdings Corp. and its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. The Company took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp., of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built, Handysize vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. The Company has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008.

          The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, the Company was permitted to borrow a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. The Company will be required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which will limit the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends. The credit facilities consisted of a term loan facility in the amount of $165,000,000 to fund 42% of the cash portion of the purchase price of the vessel acquisition cost, and a revolving credit facility of up to $90,000,000 for investment and working capital purposes, including the payments to the redeeming public shareholders upon exercise of their redemption rights. The term loan was made available in tranches to assist the six designated nominee companies to acquire the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The amount available for draw down under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual security interests, including charter assignments. The obligations of the nominee companies have been guaranteed by the Company.
          The acquisition of the vessels by the Company will be accounted for by the purchase method and accordingly, the total acquisition cost will be allocated to the acquired vessels and to other intangible assets, as necessary, by separately measuring the fair values of such assets acquired, based on preliminary estimates of the respective fair values, which are subject to change. No other tangible assets will be acquired and no liabilities assumed. The operations of the vessels will be consolidated with the operations of the Company commencing with their respective acquisition dates.